Filed by InterPrivate II Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Getaround, Inc.

Commission File No. 001-40152

Date: August 22, 2022

The below is a transcript of a podcast hosted by Absolute Return Podcast that was made available on August 22, 2022

Julian:

Welcoming Sam from Getaround to the show today, calling in from San Francisco. Sam, how are you today?

Sam:

I’m doing very well. Thank you, Julian. How are you doing?

Julian:

Not too bad. How’s the weather in San Francisco these days?

Sam:

It’s summer in San Francisco. I think it’s, what, the coolest part of the year, every year.

Julian:

Perfect. So I want to kick things off. Getting into your background now, prior to starting Getaround a while back, over 10 years ago, you founded a couple other startups in Ottawa, Canada. How was the experience of launching a startup in Ottawa versus San Francisco, and ultimately what led you to kickoff Getaround in California?

Sam:

Yeah, that was a long time ago now. Yeah, but I think founding a couple startups in Ottawa, it’s really a fantastic experience. It was in that first renaissance of the web, post the dot com bust. So really a lot of interesting things happening back then, like web 2.0, big data, cloud computing, AI, mobile. But Ottawa was very small but still a vibrant startup community. So it was a good place to, I think, meet a lot of up and coming young entrepreneurs and really got to, I think we were very close and shared a lot of lessons, learned a lot of things together. Some great companies came out of that, probably the most well known being Shopify.

Sam:

My transition to San Francisco was interesting. I had actually started my second company in Ottawa called 360pi, which was early cloud, big data and AI. We actually became the market leader in a space that was called retail price intelligence with customers like Best Buy and Overstock. Anyway, I ended up in San Francisco by way of attending the inaugural class of Singularity University. That was a school started by Peter Diamandis, Ray Kurzweil, Larry Page and others. While I was there at Singularity at SU, I lived with 39 other students on the NASA Ames space in Mountain View. And it was really from there that I ended up sticking around San Francisco, starting Getaround with my co-founders.

Julian:

Makes a lot of sense. Now, with the founding of Getaround at that time, what was the idea back then? And has it changed, has it evolved as you went from startup to operating company to now revenue-generating business on the verge of going public? How is that transition over time?

Sam:

Yeah, I guess on the first thing, I mean, we started Getaround because we have a world problem at the time. I think we called it car overpopulation just because we have way too many cars that, way more cars than we need. I mean, if you add it up, we have something like 1.2 billion cars globally. On a daily basis we waste about 30 billion car hours. So we felt that was really inefficient. We also felt that people would share cars more often if, like many things, technology made it easier. So what does that mean? That means if you had a fully digital experience, where you could just book a car from your phone and be gone in 60 seconds, if there was technology in the car so it was connected, so you didn’t have to meet someone to pick up the keys or arrange just getting into the car.

Sam:

So when we looked at that, we said, “Hey, we think that technology will change how people fundamentally view cars and use cars. And we should start a company doing that.” I don’t know that I would say it has evolved, although I would definitely say we’ve continued to refine it over time. Today we’re still a digital marketplace based around this idea of sharing connected cars. We had started in one small part of San Francisco. We’re much bigger today. So we’re global across the US and we’ve expanded to seven countries in Europe. I’m just trying to think. Probably the biggest evolution, to use that parlance, has really been partnering and integrating with car companies, so car companies like Toyota, who are also an investor in Getaround, where we natively get to integrate into the vehicle, so you no longer have to equip cars with technology. You can take advantage of all of the richness of data and connectivity that all these new cars already have.

Julian:

So you created this digital marketplace for sharing connected cars. Now, my dumb question of the day. Why would someone want to share their car? What are the main benefits in this marketplace? You have the hosts and you have the guests. What’s in it for them?

Sam:

Well, I guess, Julian, are you saying you wouldn’t want to get your car for free? No, seriously, I mean for hosts, I mean, people share, they share their cars because they can make money, right? So you get to turn what’s typically a depreciating asset most of the time, except maybe in the past couple years into a money maker. It also means you could justify keeping your car rather than selling it. Then of course you get the benefits of still going to use your car when you need one. Another reason it was interesting that we’ve discovered over time is why people share cars is because they want to upgrade their ride, right? They think, “Hey, I can buy a better, newer, more expensive car, and I can offset the cost of owning it by sharing it with other people.”

Sam:

So that gets you like, “Hey, if I really wanted that nicer car but I couldn’t justify it outright, but I can because I’m actually doing good and I’m making some money at the same time, I’m going to go do that.” Probably the more recent, I guess, evolution that we’ve seen, to use that terminology, in our marketplace is people share cars because some of these users become entrepreneurs, and they begin sharing more than one car, and do that either as a side business or their mainstay once they get big enough. Then I guess for guests, so people who actually want to rent those cars, if you live in a city, owning a car can be a real pain, right?

Sam:

So Getaround really unshackles you from the hassle of ownership. Again, because it’s such an easy digital experience, where effectively your phone becomes your car key, where you can really replace the need for having to own your own car, so you can live car free or car light. Then you can also get the car you want for the type of trip you’re taking, right? So that could be an SUV for a weekend road trip or a Prius if you’re just doing some errands or shopping on a Saturday or whatever. Finally, an important group for us and some of our users really just can’t afford a car. So Getaround helps them really live and work.

Julian:

Can you talk about what some of the considerations would be for a car owner in terms of car insurance if they’re using this?

Sam:

Yeah, I mean, so we provide insurance. So as a car owner, you can keep your personal auto insurance. Most personal auto policies have an exclusion for any sort of commercial or rental activity. So when you’re driving your car, your policy’s in full effect. And when you share it on Getaround, our policy comes into effect. Again, because we have all the data and GPS position and location information, we know when someone else is driving your car, when it’s returned. During that period then our policy would provide coverage as well as whether potentially if the guest has their own coverage, then that could also be there as well. The nice part is you don’t have to worry about that as a host sharer.

Julian:

Now, a major theme for investors these days is ESG, specifically focused on environmental benefits and investing in companies that either don’t pollute or reduce pollution and things of that nature. Now, going through your investor presentation, I noticed that car sharing does provide environmental benefits, such as reduction of CO2 emissions. Can you tell us how does this work? Do you have any numbers behind that to just exemplify what sort of effect it can have?

Sam:

Yeah, yeah. Yeah, for sure. I mean, the fascinating thing about car sharing is that households, what you find is that households that decide to go car free actually reduce their overall driving and therefore their overall GHG footprint by 34 to 41%. So this is something that’s actually been well studied over many years by the Sustainability and Transportation Research Center at UC Berkeley, where they estimate that this change in behavior means that roughly every shared car takes about 10 cars off the road. It turns out that’s just because people are more rational in the use of cars when it’s pay per use. You don’t hop in your car to drive down the street for a carton of milk in that scenario. On the other hand, when you’re paying 500, 1,000 or $1,500 a month for your car, you logically reason that you should drive your car to get that carton of milk because you’ve already paid for the car, so you might as well get some value for your dollar.

Sam:

So what you find is moving more and more people to living car free, living car light has a massive impact on environment. So for example, let’s say you had people sharing a million Getarounds, and those cars have the EPA average rate of emissions for a passenger car, which I think is around five metric tons per year. You’ve got a million cars at five metric tons, each offsetting 10 cars. So you do the math at, I think it’s metric ton is 2,200 pounds per metric ton, so you’re looking at about 100 billion pounds of CO2 eliminated each year, each year for a million shared cars. Of course, million shared cars actually isn’t that many cars compared to the 250 million cars we have just in the US. So you can really offset a lot of pollution we’re facing today by shifting people towards sharing over ownership.

Julian:

Well, you definitely answered my dumb question on why users would want this, not just the monetary benefits, but also the environmental benefits as well. Now with respect to Getaround’s business model, can you talk about how it works? I know that you describe it as asset-light, you actually don’t own the cars, you just own the technology behind it and that network. Can you describe more in detail and how you guys generate revenue and gross margin?

Sam:

Yep, yep. Yeah, sure. So I mean, first, Getaround’s like, you can think of it’s like an Airbnb for cars, but with that technology twist. So like Airbnb, we have hosts that own and share cars, and then we have guests that rent those cars when they need them. That twist is really that Getaround is fully digital, so it’s powered by our proprietary Connect tech. So that means cars on Getaround are connected and they’re communicating digitally with our cloud systems. Again, so that means you can book a car, you can walk up to it, open the Getaround app, tap a button, unlock the doors and go.

Sam:

So that’s really that fully digital experience. So like Airbnb, but with more advanced technology, so you don’t have to meet the host or manually coordinate getting a car key. So very much true asset-light marketplace. The way we make money, again similar, we have a fee that we charge on every booking that’s charged to the guest. Then we take a commission from the reservation, which is charged to the host. That flows to us as what we call net marketplace value and then what generates gross margin, our major cost is really just the cost of delivering the service, the technology customer service and the insurance, which we spoke about earlier.

Julian:

Yeah, it makes a lot of sense. I don’t know if you’re planning on expanding into any other sorts of drivable vehicles or objects, but I could definitely use this at the lake as someone who enjoys driving a boat, but certainly doesn’t want to own one. That model would make sense for users there. Now, with respect to the competitive landscape for Getaround, what’s it like for car sharing? What’s your competitive advantage? What’s the total addressable market?

Sam:

Yep. Yeah. Great questions. I mean, car sharing’s been around first for a long time, right? It’s been in the US since I think the year 2000, but really started with asset heavy models like Zipcar and others, but turns out it’s actually really hard to scale those models and make money. So today the model’s really evolved to the asset-light marketplaces like we discussed, like Getaround that are really leading the way as the next generation. Our advantage there is our unique technology that creates that digital experience. So don’t have to meet the host, don’t have to collect a car key, everything is managed digitally.

Sam:

And it’s a big opportunity. You’re looking at a global car rental disruption, which is $125 billion market globally. But more so than that, you’re really disrupting the fabric of car ownership, and that’s a multi-trillion dollar opportunity, where as cars become more technology enabled, they have more sensors, more data capabilities, you could imagine more and more people sharing cars and substituting out of car ownership, which is that 6 to $8 trillion opportunity every year. So really that’s the end game that we’re playing for with Getaround, which is providing you a real viable alternative to buying and owning a car as the addressable opportunity.

Julian:

Now, in terms of Getaround’s future, one thing I noticed in your investor presentation, working on attaining positive EBITDA margins over the next few years, what are some of the keys to success in getting to positive EBITDA?

Sam:

Yeah. Yeah. That’s a good question. For us, it’s really just a matter of three things actually. It’s just continuing to grow the business as we’ve done for over a decade now. It’s enhancing margins gradually by continuing to drive operational efficiencies, and then really doing that while exercising prudence over costs and expenditures. So those are really the three things that we’re focused on to achieve positive adjusted EBITDA over the next few years.

Julian:

Now, shifting gears a little bit, how is it working with SoftBank, having them as an investor?

Sam:

Yeah, that’s definitely shifting gears. I’ll say that overall, they’ve been great. They’ve been very engaged, very supportive over multiple years. Obviously they’re a large company that gets a lot, I’ll say a lot of attention and flack in the media and can shift priorities very quickly. So that can be challenging as a portfolio company to be on the other side of a changing set of priorities and direction. That’s probably been the biggest challenge I would say is managing the cycles, the media cycles and all, everything that goes with the pressure that’s on the SoftBank Corp as well as the Vision Fund. But in the actual day-to-day for us around the board as investors, they’ve generally been really good partners to us.

Julian:

Yeah. Masayoshi Son, SoftBank and the Vision Fund certainly get their fair share of media attention. I’m sure that’s one of the challenges that you have to face as an entrepreneur. But it’s something that you’ve done for a very long time in terms of entrepreneurship, basically taking a company from idea to founding to building and now taking it public. Was wondering, over all that experience, what would be some of the most significant challenges that you’ve had to overcome?

Sam:

Yeah. There’s been so many of them. I feel like entrepreneurship is, it’s like a Six Flags roller coaster. You get to the bottom of one slope and then you’re already staring down the barrel of the next one, and so can be quite the ride. I would say for us with Getaround, I would say it’s really the triple threat of first when we got started was creating a marketplace to convince Americans to share cars. I recall early on, we’d meet with investors and I think the response we’d get is, “Hey, I don’t even share my car with my wife or my husband or whatever.” So they’re like, “I’m not going to share it with some random person.” So there’s breaking that mindset is definitely one really big challenge. Think another was innovating around insurance before insure tech was a thing. We actually created one of the first sharing economy insurance policies, and back then they’re like, I don’t think insurance companies and technology companies ever talked to each other.

Sam:

And then building hardware, building reliable IoT tech that you would feel good about putting in someone’s car, especially doing that as an early stage company, that was certainly a real hurdle initially. Nowadays less so with the native integration partnerships with OEMs. But early on, for sure. Then I would say more recently, the thing that’s scarred in my memory is just really the COVID lockdowns, being a mobility company when people weren’t even allowed to leave their homes. Certainly in France, you had to have a piece of paper that you gave to the police just to go two or three miles from your house. That was definitely one of those pull your hair out moments for us, for sure. But a lot of good learnings came out of that, but it’s definitely a trying time.

Julian:

That’s a really good point, as a mobility company going through COVID, what were the main things you did to survive that period?

Sam:

Whew. I mean, we did a lot of things. I think we were making two to three to five critical decisions every day. So you had to be really fast at decision making. As a startup, you have to be making decisions quickly, but not that quickly with that little information. You were basically being extremely reactive, which we had to make hard calls around personnel and changes to focus and strategy. We put all of our effort around the core, core business, and that meant a lot of the things on the periphery, we just had to sacrifice, maybe newer products or newer initiatives that could have borne a lot of fruit, just that was not the time to be investing in those sort of things.

Sam:

We refocused all of our product and engineering to work on features and enhancements that had a 30-day payback as opposed to anything longer than that. So everything became really short term, like we’re building this thing and we know it’s going to be accretive within a month. We got really creative with financing and just being really, really sharp on every dollar we were spending and just managing through it. But it was certainly trying, but I think the team really rallied and actually we came out of it as a stronger company.

Julian:

So you got through the COVID challenge. Now on to the next milestone, which is taking Getaround public, merging with InterPrivate II Acquisition, ticker symbol is IPVA. Once the merger completes, you’ll be trading under the ticker symbol, GETR, I believe. Now, what are your thoughts on market conditions? Obviously there’s recession talk, there’s volatile markets, rising interest rates, some startup valuations declining. What are your thoughts on the whole macro picture?

Sam:

Yeah. I wish I had a crystal ball on that, to be honest, because it would make planning that much easier. I think our view on it is, I think there’s still some tailwind coming out of the COVID reopening for a lot of businesses. You are seeing still strong, some strong growth indicators around jobs and things like that. Inflation is a real thing, but probably it’s a little bit spiky and transient right now, driven by, not necessarily driven by pure fundamentals, but things geopolitical, things that have happened. I think we’re taking a view that we might be in a recession next year, but so we want to be cautious around what we do and how we plan for that. But that there’s the fundamentals of the economy, technology, innovation, a lot of the disruption you’ve seen happen over the past 20, 30 years, that hasn’t really changed and that will continue unabated. So we just don’t want to lose sight of the long term over the next six, 12, 18 months. But I just want to be very nimble as we navigate the waters or navigate the roads over the next little while.

Julian:

Yeah. Nice one. So it sounds like it’s moved forward but with caution. Now with that being said, last question before we let you go here. What time do you wake up in the morning on a workday? And what’s your favorite productivity hack if you have any?

Sam:

Yeah. Yeah. That’s a good question. So I actually don’t really keep a set schedule, which has some advantages, like I never jet lag. People never believed that, but it’s true, which was more beneficial pre-COVID when the world was less remote. But so sometimes I’m up at the crack of dawn. Other times I’m actually working until the crack of dawn. So I just listen to my body and figure it out. I’d say that productivity hacks, I do make my bed every morning because that closes the chapter on the night’s rest and you move on.

Sam:

But my favorite productivity hack is probably, I don’t know if my favorite, certainly a product activity hack is, I like to plan my day the night before. So I always find that if I go to bed knowing what I’m planning to do the next day, then I wake up more attuned to what needs to get done, and I can go straight into flow or straight to the gym or whatever, depending on the day, but I can get right to it without having to figure out, in the haze of waking up, what I’m supposed to be doing. Then probably another one would be just having a great PA makes a world of difference. So if you don’t have one of those, recommend getting one. But that’s all I got top of mind right now.

Julian:

All right, great. Well, solid advice for our listeners. And Sam, thank you for coming on the podcast today. A lot of interesting things happening at Getaround on the verge of growing public. So wish you the best of luck and we’ll be watching this story unfold.

Sam:

Thank you, guys. A pleasure to be here. Have a great day.

Julian:

All right. Take care. Bye, everybody.

Additional Information and Where to Find It

This document relates to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 11, 2022, among InterPrivate II Acquisition Corp., a Delaware corporation (“InterPrivate II”), Getaround, Inc., a Delaware corporation (“Getaround”), TMPST Merger Sub I Inc. (“First Merger Sub”) and TMPST Merger Sub II LLC (“Second Merger Sub”) for a proposed transaction involving InterPrivate II and Getaround (the “Proposed Transaction”), but does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. In connection with the Proposed Transaction, InterPrivate II filed a registration statement on Form S-4 (File No. 333-266054) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement with respect to the stockholder meeting of InterPrivate II to vote on the Proposed Transaction and a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Transaction. When available, the definitive proxy statement/prospectus will be sent to all InterPrivate II stockholders following effectiveness of the Registration Statement. InterPrivate II also will file other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and security holders of InterPrivate II are urged to read the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about InterPrivate II, Getaround and the Proposed Transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate II may be obtained free of charge from InterPrivate II’s website at https://ipvspac.com/ or by written request to InterPrivate II at InterPrivate II Acquisition Corp., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Participants in Solicitation

InterPrivate II and Getaround and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate II’s stockholders in connection with the Proposed Transaction. Information about InterPrivate II’s directors and executive officers and their ownership of InterPrivate II’s securities is set forth in InterPrivate II’s filings with the SEC, including InterPrivate II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022, and in the Registration Statement. Additional information regarding the names and interests in the Proposed Transaction of InterPrivate II’s and Getaround’s respective directors and officers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the definitive proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Getaround and InterPrivate II, including statements regarding the benefits of the Proposed Transaction, the services offered by Getaround and the markets in which it operates, the advantages of Getaround’s technology, the benefits of Getaround’s platform for its hosts and guests, the impact of Getaround’s business model on reducing pollution and emissions, the expected total addressable market for the services offered by Getaround, and Getaround’s projected future results, including the impact of global economic conditions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all; (ii) the risk that the Proposed Transaction may not be completed by InterPrivate II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate II; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Merger Agreement by the stockholders of InterPrivate II and Getaround, the satisfaction of the minimum trust account amount following redemptions by InterPrivate II’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Transaction on Getaround’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts Getaround’s current plans and potential difficulties in Getaround’s employee retention as a result; (viii) the outcome of any legal proceedings that may be instituted against Getaround or against InterPrivate II related to the Merger Agreement or the Proposed Transaction; (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the Proposed Transaction; (x) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Getaround operates, variations in performance across competitors, changes in laws and regulations affecting Getaround’s business and the ability of Getaround and the post-combination company to retain its management and key employees; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xii) the risk of adverse or changing economic conditions, including the resulting effects on consumer spending, and the possibility of rapid change in the highly competitive industry in which Getaround operates; (xiii) the risk that Getaround and its current and future partners are unable to successfully develop and scale Getaround’s products and offerings, or experience significant delays in doing so; (xiv) the ability of Getaround to maintain an effective system of internal controls over financial reporting; (xv) the ongoing impact of the COVID-19 pandemic on Getaround’s business and results of operations despite recent easing of these impacts; (xvi) the ability of Getaround to respond to general economic conditions; (xvii) the acceptance or adoption of carsharing as an alternative to car ownership in the geographies in which Getaround operates its business; (xviii) risks associated with increased competition among providers of carsharing or other modes of transportation; (xix) the ability of Getaround to manage its growth effectively; (xx) the ability of Getaround to achieve and maintain profitability in the future; and (xxi) the ability of Getaround to access sources of capital to finance operations and growth. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate II’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by InterPrivate II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getaround and InterPrivate II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getaround nor InterPrivate II gives any assurance that either Getaround or InterPrivate II will achieve its expectations.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate II, Getaround, First Merger Sub or Second Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.